February 27, 2020

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261

       Re: Thryv Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 3, 2020
           CIK No. 0001556739

Dear Mr. Rouse:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 3, 2020

General

1. We note that you have not yet disclosed the exchange on which you will list your common stock. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.
Cover Page

2. Please revise the "Subject to Completion" legend at the top of your cover page to reflect that the company will not be selling any securities in connection with this registration
 Paul Rouse
Thryv Holdings, Inc.
February 27, 2020
Page 2
         statement. For example, you may wish to state that the "securities may not be sold until the registration statement becomes effective."
3. We note that you are relying on Rule 457(f)(2). Please provide an explanation of the basis for your calculation of the registration fee. To the extent you are relying on book value, please disclose the book value.
Prospectus Summary, page 1

4. We note your disclosure emphasizes the competitive advantage derived from your experience, sizable salesforce, and platform. Please revise to balance your summary discussion of market opportunities with a narrative discussion of the ease of entry into your markets and the increased competition for users, particularly for your SaaS solutions.
         Address whether certain SMBs may simply prefer inexpensive and/or niche solutions that may be provided at low cost by less experienced market entrants or do-it-yourself service providers.
Risks Associated with our Business and Owning Our Common Stock, page 6

5. Please revise the first bullet to disclose that the significant decline described in your risk disclosure may occur rapidly.
Corporate History and Information, page 6

6. Please revise your summary to disclose the substantial indebtedness incurred in connection with the YP Acquisition and identify the related party lenders in that transaction. In addition, please provide additional detail about the terms of your emergence from bankruptcy and when and how your sponsor acquired its substantial ownership interest.
An information security breach of our systems or our data centers, page 22

7. We note your cyber-security risk factor disclosure on pages 22 and 27. To the extent cybersecurity risks are material to your business, please disclose the nature of the board's role in overseeing the company's cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board's leadership structure.
FirstName LastNamePaul Rouse
Comapany note your reference to the FTC's ongoing consent order regarding data protection.
8.     We NameThryv Holdings, Inc.
       Please revise to clarify the contents and applicability of the order. February 27, 2020 Page 2
FirstName LastName
 Paul Rouse
FirstName LastNamePaul Rouse
Thryv Holdings, Inc.
Comapany NameThryv Holdings, Inc.
February 27, 2020
Page 3
February 27, 2020 Page 3
FirstName LastName
None of our stockholders are party to any contractual lock-up agreement, page
39

9. We note there are outstanding warrants to purchase an aggregate of 10,459,141 shares of our common stock at an exercise price of $13.55 per share. If true, please add risk factor disclosure to discuss the possibility that exercises by your warrant holders in close proximity to the pricing of this offering may increase volatility. Our fourth amended and restated certificate of incorporation, page 42

10. Please disclose whether your forum selection provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please make corresponding changes to your description of capital stock section.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 51

11. We note your disclosure here and on page 49 that your key business metrics include clients, ARPU, and Monthly Active Users. Please enhance your disclosure to explain why you track MAUs and what the information you currently disclose about this metric tells readers about your business. Please also tell us the extent to which you rely on other key metrics. For example, we note that you refer to cost per lead, click-to-call conversion rates, and subscription renewal rates elsewhere in the prospectus. Provide a qualitative discussion and analysis of the changes in your key business metrics for each period presented in the prospectus. Refer to Item 303 of Regulation S-K and
Section III.B of SEC
         Release 33-8350.
12. We note your disclosure in the second paragraph of this section. You state that where a single organization has multiple subsidiaries, divisions, or segments, each entity that is invoiced by you is treated as a separate client. As a result, it seems there is the potential that a single organization or group of organizations may account for a disproportionate percentage of your client base. To contextualize disclosure in the prospectus about your total number of clients, please tell us whether you track the number of clients per organization and, if so, please disclose any relevant metrics.
 Paul Rouse
FirstName LastNamePaul Rouse
Thryv Holdings, Inc.
Comapany NameThryv Holdings, Inc.
February 27, 2020
Page 4
February 27, 2020 Page 4
FirstName LastName
Non-GAAP Financial Measures, page 52

13. We note your tabular reconciliations of non-GAAP Adjusted EBITDA and Free Cash
         Flow precede your discussion and presentation of your results of operations on a GAAP basis. Please tell us your consideration of Question 102.10 of our Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures.
Results of Operations
Marketing Services Revenue, page 55

14. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms.
         For example, please expand your discussion to explain the decline in your preexisting client base and underlying decline in digital services or average revenue per unit. Refer to
         Section III.D of SEC Release No. 33-6835 and revise accordingly. Liquidity and Capital Resources, page 57

15. Please revise to address the fact that you are a holding company with no operations of your own, and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1) of Regulation SK.
Critical Accounting Policies
Stock-based Compensation, page 63

16. Please tell us your consideration of disclosing your critical accounting policy with regard to the methods used to determine the fair value of your common stock and the nature of the material assumptions involved. For example, if you used the income approach, you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.
Business, page 64

17. Please revise to provide additional disclosure about the Thryv platform. Specifically, clarify the extent to which the Thryv platform and its add-ons consist of existing third-
         party commercial products, in-house applications created by your employees and contractors, or a combination of both. In addition, please provide additional detail regarding the material terms of your customer subscriptions, including duration and pricing levels.
 Paul Rouse
FirstName LastNamePaul Rouse
Thryv Holdings, Inc.
Comapany NameThryv Holdings, Inc.
February 27, 2020
February 27, 2020 Page 5
Page 5
FirstName LastName
Principal and Registered Stockholders, page 101

18. Please revise footnote (5) to specify the natural person(s) holding investment and/or voting power over the shares of common stock held by affiliates of Grosvenor Capital
         Management.
Description of Material Indebtedness, page 107

19. We note the interest rates for your Senior Term Loan and ABL Facility appear to be determined by reference to LIBOR. Please tell us whether and, if so, how, the expected discontinuation of LIBOR may affect your liquidity and results of operations.
Authorized Capitalization, page 111

20. In the final sentence of this section, your disclosure reveals your intention to issue options and restricted stock units in connection with this offering. Please revise to clarify your plans, including anticipated vesting and lock-up provisions related to these awards.
Note 3 Acquisitions, page F-19

21. Please tell us your consideration of disclosing the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed for the YP
         Acquisiton. Refer to ASC 805-20-50-1(c).
Note 15 Income Taxes, page F-37

22. Your total of unrecognized tax benefits disclosed in your table does not agree to the amounts stated in the balance sheet as of December 31, 2018. Please advise or revise.
Note 16 Contingent Liabilities, page F-38

23. We note your disclosure that you do not expect the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the
         Company's consolidated statements of operations. Please disclose if you expect these matters will have a material effect on your financial position and statements of cash flows. Also, your disclosure here appears inconsistent with your risk factor disclosure on page 28 stating that "Any potential judgments, fines or penalties relating to these matters, may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow." Please advise or revise your disclosures to clearly communicate your expectations regarding these matters.
 Paul Rouse
FirstName LastNamePaul Rouse
Thryv Holdings, Inc.
Comapany NameThryv Holdings, Inc.
February 27, 2020
Page 6
February 27, 2020 Page 6
FirstName LastName
        You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters.
Please contact Daniel Morris at (202) 551-3314 or Mara Ransom, Office Chief, at
(202) 551-
3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Corey Chivers, Esq.